Filed by Knightsbridge Shipping Limited
Commission File No. 000-29106
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Golden Ocean Group Limited

Commission File No. for Registration Statement
on Form F-4 filed by Knightsbridge Shipping Limited: 333-200319

The following are press releases and financial results of Knightsbridge Shipping Limited and Golden Ocean Group Limited and a presentation by Golden Ocean Group Limited.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number:  000-29106

KNIGHTSBRIDGE SHIPPING LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Knightsbridge Shipping Limited (the "Company"), dated February 27, 2015, announcing the Company's fourth quarter and full year 2014 results.

This report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (333-197210), declared effective by the Securities and Exchange Commission on July 16, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE SHIPPING LIMITED

By: /s/ Inger M. Klemp
Date: February 27, 2015	Name: Inger M. Klemp
Title: Chief Financial Officer

Knightsbridge Shipping Limited

HIGHLIGHTS

•	Knightsbridge reports net income of $5.2 million and earnings per share of $0.06 for the fourth quarter of 2014.
•	Knightsbridge reports EBITDA of $13.5 million and EBITDA per share of $0.17 for the fourth quarter of 2014.
•	Knightsbridge reports net income of $16.0 million and earnings per share of $0.30 for the year ended December 31, 2014.
•	Knightsbridge took delivery of KSL San Francisco and KSL Santos at the end of October.
•	Knightsbridge received $6.4 million in the fourth quarter as final settlement for a claim for damages and unpaid charter hire.
•	Knightsbridge took delivery of KSL Sakura, KSL Seoul, KSL Seville and Golden Kathrine in January 2015.
•	In January 2015, Knightsbridge entered into an index-linked, long term time charter contract for chartering out a total of 15 Capesizes.
•	In February 2015, Knightsbridge entered into a $425.0 million secured post-delivery term loan facility to part finance 14 newbuilding vessels.

FOURTH QUARTER 2014 AND FULL YEAR 2014 RESULTS
The Company reports net income of $5.2 million and earnings per share of $0.06 for the fourth quarter compared with a net loss of $6.2 million and a loss per share of $0.11 for the preceding quarter. Net income in the fourth quarter includes $6.4 million in respect of cash received in the fourth quarter as final settlement for a claim for damages and unpaid charter hire. The net loss in the third quarter includes dry docking costs of $2.0 million in connection with the Belgravia and the Golden Future. The average daily time charter equivalent ("TCE") earned by the Capesize vessels in the fourth quarter was $13,200 compared with $10,200 in the preceding quarter. In February 2015, the Company estimates an approximately average cash cost breakeven rate for the remainder of the first quarter of 2015 on a TCE basis for its Capesize vessels of $13,000 per vessel per day.
Cash and cash equivalents decreased by $54.0 million in the fourth quarter. The Company generated cash from operating activities of $2.4 million, paid $106.9 million in respect of its newbuilding program, paid $4.0 million to shareholders, borrowed $58.5 million (net) from the banks and increased its restricted cash balance by $3.9 million.

For the year ended December 31, 2014, the Company reports net income of $16.0 million and earnings per share of $0.30 compared with a net loss of $3.9 million and a loss per share of $0.15 in the year ended December 31, 2013. The net income in the year ended December 31, 2014 includes aggregate receipts of $19.6 million as settlements for claims for damages and unpaid charter hire and a receipt of $2.6 million upon the early termination of the time charter of the Belgravia. The net loss in the year ended December 31, 2013 includes a net loss from discontinued operations of $7.4 million. The average daily TCE earned by the Capesize vessels in the year ended December 31, 2014 is $14,600 compared with $21,100 in the year ended December 31, 2013.

THE PROPOSED MERGER WITH GOLDEN OCEAN GROUP LIMITED

On October 7, 2014, Golden Ocean Group Limited ("Golden Ocean") and Knightsbridge announced that the two companies had entered into an agreement and plan of merger (the "Merger Agreement"), pursuant to which the two companies had agreed to merge, with Knightsbridge as the surviving legal entity (the "Combined Company").  The Combined Company will be renamed Golden Ocean Group Limited upon completion of the merger.  As a result of the expected merger, the Combined Company would become one of the world's leading dry bulk companies with a modern fleet of 72 vessels, of which 34 are newbuildings under construction as of December 31, 2014.  The merger is subject to approval by the shareholders of Golden Ocean and Knightsbridge in separate special general meetings which have been called for on March 26, 2015. The record date for the shareholders meetings is set to February 16, 2015. The merger is expected to close at the end of March 2015. Completion of the merger is also subject to the execution of certain definitive documents, customary closing conditions and regulatory approvals.

Knightsbridge's ordinary shares are currently listed for trading on the NASDAQ Global Select Market ("NASDAQ"), and Golden Ocean's ordinary shares are currently listed for trading on the Oslo Stock Exchange (the "OSE") and the Singapore Stock Exchange.  In accordance with the Merger Agreement, the Combined Company have applied for a secondary listing of the ordinary shares on the OSE. After the merger its ordinary shares will be listed for trading on both NASDAQ and the OSE. The Singapore Stock Exchange (the "SGX") has approved the delisting of Golden Ocean on the SGX and it is expected that Golden Ocean will be delisted from the SGX on March 20, 2015.

Shareholders of Golden Ocean will receive shares in Knightsbridge as merger consideration. Pursuant to the Merger Agreement, one share in Golden Ocean will give the right to receive 0.13749 shares in the Company, and the Company will issue at most a total of 61.5 million shares to shareholders in Golden Ocean as merger consideration.

FLEET DEVELOPMENT

On October 30, 2014, two of the 13 Capesize newbuildings purchased from Frontline 2012 Ltd in September 2014, KSL San Francisco and KSL Santos, were delivered from the yard and commenced trading in the spot market. The final installments of $36.5 million and $37.6 million, respectively, were paid at the time of their delivery.

In January 2015, Knightsbridge took delivery of KSL Sakura, KSL Seville, KSL Seoul and Golden Kathrine. These are four of the newbuilding vessels that were purchased from Frontline 2012 in September 2014.

In January 2015, Knightsbridge entered into an agreement with RWE Supply & Trading GmbH, a wholly owned subsidiary of RWE AG (a major European energy company), for chartering out a total of 15 Capesize vessels on long term, index-linked contracts. The vessels are expected to be delivered over the next five quarters starting in the first quarter of 2015.

CORPORATE
Knightsbridge originally filed a Registration Statement on Form F-4 with the Securities and Exchange Commission on November 18, 2014, which was declared effective on February 25, 2015, and Knightsbridge and Golden Ocean have called special general meetings on March 26, 2015 to request approval of the previously announced merger, which is expected to close by the end of the first quarter 2015.
On February 5, 2015, an agreement was signed between Knightsbridge (as guarantor), various SPCs (as borrowers) and various banks for a $425.0 million senior secured post-delivery term loan facility. The purpose of the loan is to partially finance 14 newbuilding vessels. The loan is divided into 12 tranches of $30.0 million and two tranches of $32.5 million.

80,121,550 ordinary shares were outstanding as of December 31, 2014, and the weighted average number of shares outstanding for the fourth quarter was 80,121,550.

THE DRY BULK MARKET

In many aspects the dry bulk market behaved differently during 2014 from what has been the case in earlier years. Traditionally the seasonal pattern has been a slow start to the year due to adverse weather in the Southern hemisphere, while the fourth quarter normally provides more energy with restocking of both iron ore and coal. The first quarter started on a high note with Baltic Dry Index (BDI) averaging 1.371 followed by 28 percent and three percent declines in the following two quarters. The negative trend reversed during October and November, the gains were during December. Consequently the average BDI of 2014 was down by six percent compared to the previous year, making 2014 the second worst year since 1999. Capesize vessels earned on average $14,335 per day in the fourth quarter  compared to $12,635 per day in the previous quarter and $27,071 in fourth quarter of 2013.

Chinese industrial production increased by 8.5 percent in 2014 compared to 9.5 percent in 2013. The Chinese leadership seems to be fairly comfortable with lower GDP growth, but is still indicating that their growth target for the coming three years is within a six to seven percent range. If this materializes it is still decent given the size of the Chinese economy, but it is expected that we will see a shift towards more consumer focused growth rather than infrastructure driven projects.

Chinese steel consumption experienced a small negative growth last year compared to nine percent growth in 2013. However the production of steel increased by 1.5 percent last year which was backed by strong growth in steel exports. Annualized steel exports in November and December was about 115 million mt.

Expectations were high for seaborne transportation of iron ore in 2014, based on additional supply in particular from the miners in Australia. Iron ore imports to China were up with approximately 100 million mt last year and total iron ore imports to the country reached 925 million mt which was in line with forecaster's expectations.

What derailed the dry bulk freight market recovery were the lack of coal demand from China, the relief of the grain port congestion in South America compared to the previous year and the after effect of the stock piling ahead of the Indonesian ban on raw ore (nickel ore and bauxite) exports.

Approximately 8.5 million dwt of new dry bulk capacity was delivered during fourth quarter of 2014, compared to 11.8 million dwt in third quarter. About 15.5 million dwt was removed from the tonnage list during 2014, fairly evenly spread out over the four quarters. The delivery ratio compared to the official order book at the beginning of 2014 was very similar to what has been the case the last couple of year. Just below 80 percent resulted in 47.5 million mt of new capacity. A total of 600 vessels above 10,000 dwt were delivered and 285 removed resulting in a net fleet growth of 5.2 percent measured in carrying capacity.

The downward pressure on asset prices continued during the fourth quarter. Capesizes values that had been more robust in the previous two quarters experienced a stronger negative correction than the smaller segments. According to sale and purchase brokers, modern vessels (maximum five years old) were priced approximately 12 percent lower by the end of the year compared to the end of September 2014.

Two months into 2015 the freight market has continued its negative trend with a BDI touching "all time low." With Owners not even covering their operating expenses ordering of new capacity is not being considered and for the last four months shipyards have secured very few new orders. In addition, scrapping activity has picked up. During the first six weeks of this year 19 Capesizes have been committed to scrap buyers. This is almost half of what was scrapped in total last year.

Most analysts expect that spot earnings this year on average will be in line with 2014.

The main downside risks are considered to be a quicker than expected change in the Chinese energy mix, and a slower than expected process in restructuring Chinese domestic iron ore industry. Upside potential should derive from Chinese economic stimulus, supply dynamics (scrapping/ cancellations of new buildings), a positive effect from lower oil prices on global economy and a strong grain season in South America could lead to higher congestion.

OUTLOOK

The process to merge with Golden Ocean is entering into its final stage and the companies have called for special general meetings on March 26, 2015. The Board and management are dedicated to conclude the process of creating one of the world's leading dry bulk companies. After completion of the merger, the Combined Company will be in a position to look for further consolidation opportunities in the dry bulk market.

The loan facility concluded in February 2015 proves the strong support the Company has in the banking market. The structure with low gearing and long repayment profile will assist the Company in managing the current weak market and indicates which financial gearing the Combined Company is aiming to achieve going forward.

The Company is pleased with Golden Ocean's establishment of Capesize Chartering Ltd, which was announced by Golden Ocean on February 10, 2015. Knightsbridge will benefit from this though the management agreement with Golden Ocean and following the merger the Combined Company expects to offer to the market a Capesize fleet with more flexibility and options that will give added value to ship owners and the charterers/cargo owners.

The market in the first quarter has been disappointing so far and this will affect the earnings for the first quarter. Future earnings will continue to correlate with the spot market as long as the majority of our vessels are employed in the spot market. Should the weak market continue it will force changes on the industry, some participants will disappear, and it will open up for consolidation and for those that have stamina to stand through this period there will be opportunities in the other end. During a period with a weak market we expect to see increased scrapping, postponed orders, cancellations and conversions, and in long term it will cater for better fundamentals for an upturn in the market in the future.

The Board of Knightsbridge has decided not to declare a dividend for the fourth quarter of 2014 due to the current market environment, which caters for a cautious approach.

FORWARD LOOKING STATEMENTS

The statements contained in this presentation that are not purely historical are forward-looking statements. The forward-looking statements include, but are not limited to, statements regarding the expectations, hopes, beliefs, intentions or strategies regarding the future of Knightsbridge Shipping Ltd. ("Knightsbridge"), Golden Ocean Group Limited ("Golden Ocean") and the shipping market in general. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate", "believe", "continue", "could", "estimate", "expect", "intend", "may", "might", "plan", "possible", "potential", "predict", "project", "forecast", "should", "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this presentation may include, for example, statements about: the shipping markets, sources of and demand for drybulk and other shipping cargo, and the performance of the shipping markets and the Chinese and global economy.

The forward-looking statements contained in this presentation are based on the current expectations and beliefs of Knightsbridge concerning future developments and their potential effects on Knightsbridge, Golden Ocean,  the shipping markets and factors affecting supply and demand for drybulk and other shipping cargo, including, among other things, the expected merger between Golden Ocean and Knightsbridge.  All statements and information in this presentation relating to the merger and the resulting combined company are based on the anticipated effectuation of the merger, which is subject to certain conditions precedent.  There can be no assurance that future developments affecting any of them will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (many of which are beyond Golden Ocean's or Knightsbridge's control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of Knightsbridge's assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Neither Knightsbridge nor Golden Ocean undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Golden Ocean Group Limited ("Golden Ocean") and Knightsbridge Shipping Limited ("Knightsbridge"), Knightsbridge has filed relevant materials with the Securities and Exchange Commission (the "SEC"), including a registration statement of Knightsbridge on Form F-4, including Amendments No. 1, 2 and 3 thereto, containing a joint proxy statement of Golden Ocean and Knightsbridge that also constitutes a prospectus of Knightsbridge.  The registration statement has been declared effective by the SEC on February 25, 2015, and Golden Ocean and Knightsbridge commenced mailing the definitive joint proxy statement/prospectus to shareholders of Golden Ocean and Knightsbridge on or about February 26, 2015. INVESTORS AND SECURITY HOLDERS OF GOLDEN OCEAN AND KNIGHTSBRIDGE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with or furnished to the SEC by Knightsbridge through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Knightsbridge will be available free of charge on Knightsbridge's website at http://www.knightsbridgeshipping.com.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.

The Board of Directors
Knightsbridge Shipping Limited
Hamilton, Bermuda
February 26, 2015

Questions should be directed to:

Contact:	Ola Lorentzon: Chairman, Knightsbridge Shipping Limited
+46 703 998886

Inger M. Klemp: Chief Financial Officer, Knightsbridge Shipping Limited
+47 23 11 40 76

KNIGHTSBRIDGE SHIPPING LIMITED
FOURTH QUARTER REPORT (UNAUDITED)

2013 Oct-Dec	2014 Oct-Dec	INCOME STATEMENT (in thousands of $)	2014 Jan-Dec	2013 Jan-Dec

13,467	36,681	Operating revenues	96,715	37,546

		Operating expenses
2,925	15,456	Voyage expenses	33,955	6,809
2,043	5,721	Ship operating expenses	18,676	7,897
1,508	2,025	Administrative expenses	5,037	4,937
2,793	7,595	Depreciation	19,561	11,079
9,269	30,797	Total operating expenses	77,229	30,722
4,198	5,884	Net operating income	19,486	6,824
		Other income (expenses)
6	16	Interest income	29	41
(592)	(502)	Interest expense	(2,525)	(2,827)
(129)	(236)	Other financial items	(737)	(508)
(715)	(722)	Total other expenses	(3,233)	(3,294)
3,483	5,162	Net income from continuing operations	16,253	3,530
(472)	-	Net loss from discontinued operations	(258)	(7,433)
3,011	5,162	Net income (loss)	15,995	(3,903)

0.12	0.06	Basic earnings per share from continuing operations ($)	0.31	0.14
(0.02)	-	Basic loss per share from discontinued operations ($)	-	(0.29)
0.10	0.06	Basic earnings (loss) per share ($)	0.30	(0.15)

		Income on time charter basis ($ per day per vessel)*
$28,600	$13,200	Capesize	$14,600	$21,100
		* Calender days less off-hire after deduction of broker commission

Note: EBITDA from continuing operations is defined as earnings from continuing operations before interest, taxes, depreciation and amortization of deferred charges. EBITDA from continuing operations in Q4 is calculated as $13,463,000 based on net income from continuing operations $5,162,000, depreciation ($7,595,000), net interest expense ($486,000) and amortization of deferred charges ($220,000).

KNIGHTSBRIDGE SHIPPING LIMITED
FOURTH QUARTER REPORT (UNAUDITED)

BALANCE SHEET (in thousands of $)	2014 Dec 31	2013 Dec 31

ASSETS
Short term
Cash and cash equivalents	42,221	98,250
Other current assets	22,058	6,491
Long term
Restricted cash	18,923	15,000
Vessels, net	852,665	262,747
Newbuildings	323,340	26,706
Deferred charges	3,533	664
Total assets	1,262,740	409,858
LIABILITIES AND EQUITY
Short term
Current portion of long-term debt	17,208	-
Other current liabilities	14,967	7,417
Long term
Long-term debt	346,292	95,000

Equity	884,273	307,441
Total liabilities and equity	1,262,740	409,858

KNIGHTSBRIDGE SHIPPING LIMITED
FOURTH QUARTER REPORT (UNAUDITED)

2013 Oct-Dec	2014 Oct-Dec	STATEMENT OF CASHFLOWS (in thousands of $)	2014 Jan-Dec	2013 Jan-Dec

		OPERATING ACTIVITIES
3,011	5,162	Net income (loss)	15,995	(3,903)
		Adjustments to reconcile net income (loss) to net cash provided by operating activities;
2,91	7,815	Depreciation and amortization	20,246	11,637
-	-	Net gain on sale of vessels	-	(254)
-	-	Impairment loss on vessels	-	5,342
147	(366)	Restricted stock unit expense	249	919
226	-	Provision for doubtful accounts	-	226
(105)	(10,238)	Change in operating assets and liabilities	(11,626)	(1,654)
6,190	2,373	Net cash provided by operating activities	24,864	12,313

		INVESTING ACTIVITIES
-	(3,923)	Placement of restricted cash	(3,923)	-
(11,116)	(106,905)	Additions to newbuildings	(357,403)	(26,706)
	-	Purchase of vessel	(24,085)	-
-	-	Proceeds from the sale of assets	-	17,075
-	-	Cash acquired on purchase of SPCs	68,560	-
(11,116)	(110,828)	Net cash used in investing activities	(316,851)	(9,631)

		FINANCING ACTIVITIES
-	(1,500)	Repayment of long-term debt	(1,500)	(16,678)
-	60,000	Proceeds from long term debt	270,000	-
-	-	Debt fees paid	(3,555)	-
51,167	-	Net proceeds from share issuance	-	51,167
(5,331)	(4,006)	Distributions to shareholders	(28,987)	(18,180)
45,836	54,494	Net cash provided by financing activities	235,958	16,309

40,910	(53,961)	Net change in cash and cash equivalents	(56,029)	18,991
57,340	96,182	Cash and cash equivalents at start of period	98,250	79,259
98,250	42,221	Cash and cash equivalents at end of period	42,221	98,250

KNIGHTSBRIDGE SHIPPING LIMITED
FOURTH QUARTER REPORT (UNAUDITED)

STATEMENT OF CHANGES IN EQUITY (in thousands of $)	2014 Jan-Dec	2013 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	30,472,061	24,437,000
Shares issued	49,649,489	6,035,061
Balance at end of period	80,121,550	30,472,061

SHARE CAPITAL
Balance at beginning of period	305	244
Shares issued	496	61
Balance at end of period	801	305

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	183,535	131,766
Shares issued	589,557	51,106
Restricted stock unit expense	(229)	663
Balance at end of period	772,863	183,535

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	131,520	149,700
Distributions to shareholders	(19,906)	(18,180)
Balance at end of period	111,614	131,520

RETAINED DEFICIT
Balance at beginning of period	(7,919)	(4,016)
Distributions to shareholders	(9,081)	-
Net income (loss)	15,995	(3,903)
Balance at end of period	(1,005)	(7,919)
Total Equity	884,273	307,441

VLCCF - Notice of Special General Meeting
Press release from Knightsbridge Tankers Ltd. 27.02.2015
As previously announced, the Special General Meeting in Knightsbridge Shipping Limited to approve the merger with Golden Ocean Group Limited is scheduled to be held at Knightsbridge's offices located at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08 Bermuda, on Thursday, March 26, 2015, at 09:30 a.m., local time. Knightsbridge fixed the close of business on Monday, February 16, 2015 as the record date for the determination of the shareholders entitled to receive notice and vote at the Special General Meeting or any adjournments or postponements thereof.
A copy of the Notice of Special General Meeting and the definitive joint proxy statement/prospectus is available on our website at www.knightsbridgeshipping.com and in the links below.
February 26, 2015
The Board of Directors
Knightsbridge Shipping Limited
 Hamilton, Bermuda
Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Golden Ocean Group Limited ("Golden Ocean") and Knightsbridge Shipping Limited ("Knightsbridge"), Knightsbridge has filed relevant materials with the Securities and Exchange Commission (the "SEC"), including a registration statement of Knightsbridge on Form F-4, including Amendments No. 1, 2 and 3 thereto, containing a joint proxy statement of Golden Ocean and Knightsbridge that also constitutes a prospectus of Knightsbridge.  The registration statement has been declared effective by the SEC on February 25, 2015, and Golden Ocean and Knightsbridge commenced mailing the definitive joint proxy statement/prospectus to shareholders of Golden Ocean and Knightsbridge on or about February 26, 2015. INVESTORS AND SECURITY HOLDERS OF GOLDEN OCEAN AND KNIGHTSBRIDGE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with or furnished to the SEC by Knightsbridge through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Knightsbridge will be available free of charge on Knightsbridge's website at http://www.knightsbridgeshipping.com.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
Words, such as, but not limited to "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions.  Although Knightsbridge believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Knightsbridge, Knightsbridge cannot assure you that they, or the combined company resulting from the merger, will achieve or accomplish these expectations, beliefs or projections.   The information set forth herein speaks only as of the date hereof, and Knightsbridge disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

GOGL – Notice of Special General Meeting
As previously announced, the Special General Meeting in Golden Ocean Group Limited to approve the merger with Knightsbridge Shipping Limited is scheduled to be held at Golden Ocean's offices located at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08 Bermuda, on Thursday, March 26, 2015, at 10:00 a.m., local time. Golden Ocean fixed the close of business on Monday, February 16, 2015 as the record date for the determination of the shareholders entitled to receive notice and vote at the Special General Meeting or any adjournments or postponements thereof.
A copy of the Notice of Special General Meeting and the definitive joint proxy statement/prospectus is available on our website at www.goldenocean.bm and in the links below.
February 26, 2015
The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Golden Ocean Group Limited ("Golden Ocean") and Knightsbridge Shipping Limited ("Knightsbridge"), Knightsbridge has filed relevant materials with the Securities and Exchange Commission (the "SEC"), including a registration statement of Knightsbridge on Form F-4, including Amendments No. 1, 2 and 3 thereto, containing a joint proxy statement of Golden Ocean and Knightsbridge that also constitutes a prospectus of Knightsbridge.  The registration statement has been declared effective by the SEC on February 25, 2015, and Golden Ocean and Knightsbridge commenced mailing the definitive joint proxy statement/prospectus to shareholders of Golden Ocean and Knightsbridge on or about February 26, 2015. INVESTORS AND SECURITY HOLDERS OF GOLDEN OCEAN AND KNIGHTSBRIDGE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with or furnished to the SEC by Knightsbridge through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Knightsbridge will be available free of charge on Knightsbridge's website at http://www.knightsbridgeshipping.com.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
Words, such as, but not limited to "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions.  Although Golden Ocean believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Golden Ocean, Golden Ocean cannot assure you that they, or the combined company resulting from the merger, will achieve or accomplish these expectations, beliefs or projections.   The information set forth herein speaks only as of the date hereof, and Golden Ocean disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

GOGL – Fourth Quarter and Preliminary Year End 2014 Results

Highlights
• Golden Ocean generates fourth quarter 2014 and 2014 EBITDA* of $69.7 and $128.8 million, respectively
• Golden Ocean reports loss of $135.1 million for the fourth quarter of 2014 and loss of $135.6 million for 2014
• While the underlying operation in Q4 has been in line with Q3, the Company has taken a non-cash impairment on owned vessels of $116.6 million due to drop in asset values and non-cash impairment related to leased assets of $66.7 million and reversed lease obligations of $51.5 million
• The Company announced the agreement to merge with Knightsbridge Shipping Limited in October 2014
• The Company obtained favourable final awards on four appeals in High Court in London in December 2014 and the Company received $72 million in refund of instalments and interest from Jinhaiwan in January and February 2015
• In December 2014 the Company completed a financing of 19 vessels at attractive terms
*EBITDA is equal to operating profit plus depreciation (including impairment related to vessels) and amortisation.
Fourth Quarter and Preliminary Year End 2014 Results
Golden Ocean Group Limited (the "Company" or "Golden Ocean") reports loss of $135.1 million and loss per share of $0.30 for the fourth quarter of 2014. This compares with loss of $11.6 million and loss per share at $0.03 for the third quarter of 2014. Total operating revenues for the fourth quarter were $53.0 million and total operating expenses were $235.4 million including $183.3 million in impairment charges. Other gains/losses net were positive with $56.4 million, including $51.5 million in reversal of lease obligations. Net financial items were negative with $9.0 million.
The loss for the period of $135.1 million is an increase in loss of $123.4 million compared to last quarter. Net operating income is down by $120.6 million and net financial items are down by $2.7 million. The changes are largely explained by the impairment charge and reversal of lease obligation in the quarter. The Company has also booked a gain of $8.8 million in relation to refundable installments of cancelled newbuildings as the Company obtained positive award on interest payments for two contracts in December 2014. When excluding one-off items of impairment, reversal of liability and profit in relation to the receivable from Jinhawan, the net operating income is at the same level in the fourth quarter as in the third quarter. The net financial cost increased in the fourth quarter relative to the third quarter as the interest rate swaps had a negative mark to market change in the quarter.

Cash and cash equivalents decreased by $23.0 million during the quarter. Cash from operating activities was positive with $8 million in the quarter. The Company paid $13.3 million in installments and docking costs during the fourth quarter. Financing activities were negative with $18.4 million in the quarter, including dividends declared of $3.1 million for the third quarter of 2014.
The full report is available in the link below.
February 27, 2015
The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
Questions should be directed to:
Herman Billung: CEO Golden Ocean Management AS
+47 22 01 73 41
Birgitte Ringstad Vartdal: CFO Golden Ocean Management AS
+47 22 01 73 53
Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Golden Ocean Group Limited ("Golden Ocean") and Knightsbridge Shipping Limited ("Knightsbridge"), Knightsbridge has filed relevant materials with the Securities and Exchange Commission (the "SEC"), including a registration statement of Knightsbridge on Form F-4, including Amendments No. 1, 2 and 3 thereto, containing a joint proxy statement of Golden Ocean and Knightsbridge that also constitutes a prospectus of Knightsbridge.  The registration statement has been declared effective by the SEC on February 25, 2015, and Golden Ocean and Knightsbridge commenced mailing the definitive joint proxy statement/prospectus to shareholders of Golden Ocean and Knightsbridge on or about February 26, 2015. INVESTORS AND SECURITY HOLDERS OF GOLDEN OCEAN AND KNIGHTSBRIDGE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with or furnished to the SEC by Knightsbridge through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Knightsbridge will be available free of charge on Knightsbridge's website at http://www.knightsbridgeshipping.com.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.

Preliminary 2014 financial information
(Unaudited)

Fourth quarter and year end 2014
February 27th, 2015

Highlights

•            Golden Ocean generates fourth quarter 2014 and 2014 EBITDA* of $69.7 and $128.8 million, respectively
•            Golden Ocean reports loss of $135.1 million for the fourth quarter of 2014 and loss of $135.6 million for 2014
•	While the underlying operation in Q4 has been in line with Q3, the Company has taken a non-cash impairment on owned vessels of $116.6 million due to drop in asset values and non-cash impairment related to leased assets of $66.7 million and reversed lease obligations of $51.5 million
•	The Company announced the agreement to merge with Knightsbridge Shipping Limited in October 2014
•	The Company obtained favourable final awards on four appeals in High Court in London in December 2014 and the Company received $72 million in refund of instalments and interest from Jinhaiwan in January and February 2015
•	In December 2014 the Company completed a financing of 19 vessels at attractive terms

*EBITDA is equal to operating profit plus depreciation (including impairment related to vessels) and amortisation.

Fourth Quarter and Preliminary Year End 2014 Results
Golden Ocean Group Limited (the "Company" or "Golden Ocean") reports loss of $135.1 million and loss per share of $0.30 for the fourth quarter of 2014. This compares with loss of $11.6 million and loss per share at $0.03 for the third quarter of 2014. Total operating revenues for the fourth quarter were $53.0 million and total operating expenses were $235.4 million including $183.3 million in impairment charges. Other gains/losses net were positive with $56.4 million, including $51.5 million in reversal of lease obligations. Net financial items were negative with $9.0 million.

The loss for the period of $135.1 million is an increase in loss of $123.4 million compared to last quarter. Net operating income is down by $120.6 million and net financial items are down by $2.7 million. The changes are largely explained by the impairment charge and reversal of lease obligation in the quarter. The Company has also booked a gain of $8.8 million in relation to refundable installments of cancelled newbuildings as the Company obtained positive award on interest payments for two contracts in December 2014. When excluding one-off items of impairment, reversal of liability and profit in relation to the receivable from Jinhawan, the net operating income is at the same level in the fourth quarter as in the third quarter. The net financial cost increased in the fourth quarter relative to the third quarter as the interest rate swaps had a negative mark to market change in the quarter.

The table below shows the split for some key numbers between the long term and the short term portfolio for the fourth quarter of 2014. Administrative expenses are not allocated. The long term portfolio is defined as owned vessels, long term time charter in contracts and bareboat vessels and relates to the vessels that the Company gives information on in quarterly releases and on the web page. The short term portfolio consists of the vessels, cargoes and derivatives that are entered into with a short duration.

(in millions of $)	Long term portfolio	Short term portfolio	Total
Total operating revenue	43.4	9.6	53.0
Total operating expenses (ex admin)	-223.3	-8.7	-232.0
Total other gain/losses net	57.3	-0.9	56.4
Operating profit (ex admin)	-122.6	0	-122.6
Admin expenses			-3.4
Operating profit			-126.0

Cash and cash equivalents decreased by $23.0 million during the quarter. Cash from operating activities was positive with $8 million in the quarter. The Company paid $13.3 million in installments and docking costs during the fourth quarter. Financing activities were negative with $18.4 million in the quarter, including dividends declared of $3.1 million for the third quarter of 2014.

The proposed merger with Knightsbridge Shipping Limited
On October 7, 2014, Golden Ocean and Knightsbridge Shipping Limited ("Knightsbridge") announced that the two companies had entered into an agreement and plan of merger (the "Merger Agreement"), pursuant to which the two companies had agreed to merge, with Knightsbridge as the surviving legal entity (the "Combined Company").  The Combined Company will be renamed Golden Ocean Group Limited upon completion of the merger.  As a result of the expected merger, the Combined Company would become one of the world's leading dry bulk companies with a modern fleet of 72 vessels, of which 34 are newbuildings under construction as of December 31, 2014.  The merger is subject to approval by the shareholders of Golden Ocean and Knightsbridge in separate special general meetings which have been called for on March 26, 2015. The record date for the shareholders meetings was February 16, 2015. The merger is expected to close at the end of March 2015. Completion of the merger is also subject to the execution of certain definitive documents, customary closing conditions and regulatory approvals. Knightsbridge originally filed a Registration Statement on Form F-4 with the Securities and Exchange Commission on November 18, 2014, which was declared effective on February 25, 2015.

Knightsbridge's ordinary shares are currently listed for trading on the NASDAQ Global Select Market ("NASDAQ"), and Golden Ocean's ordinary shares are currently listed for trading on the Oslo Stock Exchange (the "OSE") and the Singapore Stock Exchange.  In accordance with the Merger Agreement, the Combined Company have applied for a secondary listing of its ordinary shares on the OSE, so that after the merger the ordinary shares will be listed for trading on both NASDAQ and the OSE. The Singapore Stock Exchange (the "SGX") has approved the delisting of Golden Ocean on the SGX and it is expected that the Company will be delisted from the SGX on March 20, 2015.

Shareholders of Golden Ocean will receive shares in Knightsbridge as merger consideration. Pursuant to the Merger Agreement, one share in Golden Ocean will give the right to receive 0.13749 shares in Knightsbridge, and Knightsbridge will issue at most a total of 61.5 million shares to shareholders in Golden Ocean as merger consideration.

Fleet status
In January and February 2015 the Company took delivery of three Supramax vessels.  Two of the Supramax vessels were delivered from the Japan Marine United Corporation ("JMU"), and are named Golden Cecilie and Golden Cathrine, and we took delivery of one Supramax vessel from Chengxi, named Golden Aries.

In February 2015 the 58.000 dwt Japanese built Supramax Golden Hawk was delivered to the Company on a seven year Time Charter contract with three optional years and purchase option. This contract was entered into and announced in relation to the third quarter 2013 release.

The Company has decided not to declare the optional years on Ocean Minerva and Golden Heiwa and the vessels were redelivered to their owners in January 2015 and February 2015, respectively.

Golden Lyderhorn has drydocked during the fourth quarter. The Company has scheduled five-year docking for seven vessels during 2015.

In February 2015, Bocimar International NV, CTM (C Transport Holding Ltd), Golden Union Shipping Co S.A., Golden Ocean Group Limited ("Golden Ocean")  and STAR BULK CARRIERS CORP announced the formation of a new joint venture company, Capesize Chartering Ltd. The new company will combine and coordinate the chartering services of all the parties. Capesize Chartering Ltd will commence operations in the second half of February 2015 from the existing offices of each of the five parties involved.

Newbuilding program
As per today Golden Ocean's total newbuilding program consists of five Supramax vessels from Chengxi. The remaining capital expenditure for vessels under construction is $171.8 million as of 31 December 2014, of which $63.1 million was the remaining capital expenditure for the three vessels delivered during January and February 2015. The Company has obtained financing for the first five Supramax vessels, including the three delivered to date. The Company will wait closer to delivery in 2016 to finance the last three newbuildings.

As earlier reported the Company has had arbitration processes ongoing in relation to nine construction contracts cancelled at Zhoushan Jinhaiwan Shipyard Co. Ltd. As per the last quarterly report, the Company had received refund on three contracts, appeal was dismissed on two contracts and hearing was pending on four contracts. In December 2014 the High Court in London found in favor of the Company on the remaining four appeals and also ordered the yard to pay interest on the two contracts where this was not awarded in the arbitration proceedings.

The Company has received refund on four of the remaining six contracts in the first quarter of 2015. In total the Company has received $72 million in the quarter, covering instalments and interest and has paid down debt of $9.6 million. This is in addition to the $103.6 million received during 2014. The remaining claim towards the yard is $40 million and there is no more debt related to these contracts. The Company has sent demand and is waiting for refund for the remaining amount.

Corporate
The Board has decided not to declare any dividends for the fourth quarter of 2014.

In December 2014 the Company has entered into a loan agreement for 19 vessels, including five newbuildings, four sailing vessels not financed previously and refinancing of 10 vessels. The loan has a 20 year profile (age-adjusted) and 55% loan to value on drawdown.

Two of the Company's loan facilities expire in 2015 and the outstanding debt under these facilities, $83.6 million, has been classified as short term debt in the fourth quarter. These facilities have been refinanced in January 2015 as part of the new financing.

During the fourth quarter the Company sold its remaining 67,354 shares in Korea Line Corporation at krw 24,949 per share with total proceeds of $1.6 million. Including sales proceeds from shares the Company has in total received $6.3 million as compensation for the default on the charter contracts for Golden Empress and Golden Eminence in 2012.

The Company repurchased the shares held by employees in Golden Ocean Trading Limited in December 2014. Golden Ocean Trading Limited is now fully owned by Golden Ocean Group Limited.

As of December 31, 2014 the total number of shares outstanding in Golden Ocean was 447,314,296 of $0.10 par value each. Additionally the Company had stock options for 4.15 million shares outstanding under various share incentive programs for management and the Directors, of which 2.03 million are vested and exercisable.

The Dry bulk market
In many aspects the dry bulk market behaved differently during 2014 from what has been the case in earlier years. Traditionally the seasonal pattern has been a slow start to the year due to adverse weather in the Southern hemisphere, while the fourth quarter normally provides more energy with restocking of both iron ore and coal. The first quarter started on a high note with Baltic Dry Index (BDI) averaging 1.371 followed by 28 percent and three percent declines in the following two quarters. The negative trend reversed during October and November, the gains were during December. Consequently the average BDI of 2014 was down by six percent compared to the previous year, making 2014 the second worst year since 1999. Capesize vessels earned on average $14,335 per day in the fourth quarter  compared to $12,635 per day in the previous quarter and $27,071 in fourth quarter of 2013.

Chinese industrial production increased by 8.5 percent in 2014 compared to 9.5 percent in 2013. The Chinese leadership seems to be fairly comfortable with lower GDP growth, but is still indicating that their growth target for the coming three years is within a six to seven percent range. If this materializes it is still decent given the size of the Chinese economy, but it is expected that we will see a shift towards more consumer focused growth rather than infrastructure driven projects.

Chinese steel consumption experienced a small negative growth last year compared to nine percent growth in 2013. However the production of steel increased by 1.5 percent last year which was backed by strong growth in steel exports. Annualized steel exports in November and December was about 115 million mt.

Expectations were high for seaborne transportation of iron ore in 2014, based on additional supply in particular from the miners in Australia. Iron ore imports to China were up with approximately 100 million mt last year and total iron ore imports to the country reached 925 million mt which was in line with forecaster's expectations.

What derailed the dry bulk freight market recovery were the lack of coal demand from China, the relief of the grain port congestion in South America compared to the previous year and the after effect of the stock piling ahead of the Indonesian ban on raw ore (nickel ore and bauxite) exports.

Approximately 8.5 million dwt of new dry bulk capacity was delivered during fourth quarter of 2014, compared to 11.8 million dwt in third quarter. About 15.5 million dwt was removed from the tonnage list during 2014, fairly evenly spread out over the four quarters. The delivery ratio compared to the official order book at the beginning of 2014 was very similar to what has been the case the last couple of year. Just below 80 percent resulted in 47.5 million mt of new capacity. A total of 600 vessels above 10,000 dwt were delivered and 285 removed resulting in a net fleet growth of 5.2 percent measured in carrying capacity.

The downward pressure on asset prices continued during the fourth quarter. Capesizes values that had been more robust in the previous two quarters experienced a stronger negative correction than the smaller segments. According to sale and purchase brokers, modern vessels (maximum five years old) were priced approximately 12 percent lower by the end of the year compared to the end of September 2014. Panamaxes and Supramaxes lost around 8 % and 4% respectively for the same period.

Two months into 2015 the freight market has continued its negative trend with a BDI touching "all time low." With Owners not even covering their operating expenses ordering of new capacity is not being considered and for the last four months shipyards have secured very few new orders. In addition, scrapping activity has picked up. During the first six weeks of this year 19 Capesizes have been committed to scrap buyers. This is almost half of what was scrapped in total last year.

Most analysts expect that spot earnings this year on average will be in line with 2014.

The main downside risks are considered to be:
-            A quicker than expected change in the Chinese energy mix.
-            A slower than expected process in restructuring Chinese domestic iron ore industry.

Upside potential should derive from:
-            Chinese economic stimulus
-            Supply dynamics (scrapping/ cancellations of new buildings)
-            Positive effect from lower oil prices on global economy
-            A strong grain season in South America could lead to higher congestion

Strategy
The process to merge with Knightsbridge is entering into its final stage and the companies have called for special general meetings on  March 26, 2015. The Board and management are dedicated to conclude the process of creating one of the world's leading dry bulk companies. After completion of the merger we expect that the Combined Company should be in a position to seek further consolidation opportunities in the dry bulk market.

The completed financing of 19 vessels at an attractive margin proves the strong support the Company has in the banking market. The structure with low gearing and long repayment profile will assist the Company in managing the current weak market and indicates which financial gearing the combined company is aiming to achieve going forward.

In an effort to increase operational efficiency five Owners (Bocimar, CTM, Golden Ocean, Golden Union and Starbulk) have decided to join forces to optimize their chartering services through Capesize Chartering Ltd. For the ship owners the major benefit is achieving a reduction in costs, since always the best positioned vessel can be offered for a fixture of a cargo. This will reduce ballast voyages and associated running costs, notably in respect of bunkers. It is therefore our belief that the new company in sum will offer to the market a combined Capesize fleet with more flexibility and options, that will benefit both the ship owners and the charterers/cargo owners.

Outlook
The arbitration process against Jinhaiwan is coming to an end. The Company has now received full refund with interest on seven of the nine contracts. The Board of Golden Ocean expects that the Company will receive installments and interest on the last two contracts within the next months and is satisfied with the final outcome of the process. As a result Golden Ocean has a strong cash position in spite of a disappointing market.

The Board of Golden Ocean has concluded not to declare a dividend for the fourth quarter due to the current market environment which caters for a cautious approach.

Golden Ocean and Knightsbridge have called for Special General Meetings on  March 26, 2015 for voting over the proposed merger between the companies. If the shareholders approve the merger the companies plan to conclude the merger by the end of March 2015, subject to the execution of certain definitive documents, customary closing conditions and regulatory approvals.

The market so far in the first quarter has been disappointing and this will affect the earnings for the first quarter. Future earnings will continue to correlate with the spot market as long as the majority of our vessels are employed in the spot market. Should the weak market continue this will force changes on the industry, some participants will disappear, and it will open for consolidation and for those that have stamina to stand through this period there will be opportunities. During a period with a weak market we expect to see increased scrapping, postponed orders, cancellations and conversions, and in the long run this will cater for better fundamentals for an upturn in the future.

Forward Looking Statements
The statements contained in this press release that are not purely historical are forward-looking statements. The forward-looking statements include, but are not limited to, statements regarding the expectations, hopes, beliefs, intentions or strategies regarding the future of Golden Ocean Group Limited ("Golden Ocean"), Knightsbridge Shipping Ltd. ("Knightsbridge") and the shipping market in general. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate", "believe", "continue", "could", "estimate", "expect", "intend", "may", "might", "plan", "possible", "potential", "predict", "project", "forecast", "should", "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example, statements about: the shipping markets, sources of and demand for drybulk and other shipping cargo, and the performance of the shipping markets and the Chinese and global economy.

The forward-looking statements contained in this press release are based on the current expectations and beliefs of Golden Ocean concerning future developments and their potential effects on Golden Ocean, Knightsbridge, the shipping markets and factors affecting supply and demand for drybulk and other shipping cargo, including, among other things, the expected merger between Golden Ocean and Knightsbridge.  All statements and information in this press release relating to the merger and the resulting combined company are based on the anticipated effectuation of the merger, which is subject to certain conditions precedent.  There can be no assurance that future developments affecting any of them will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (many of which are beyond Golden Ocean's or Knightsbridge's control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of Golden Ocean's assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Neither Golden Ocean nor Knightsbridge undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Certain shipping, steel, Chinese and global industry information, statistics and charts contained herein have been derived from several sources.  You are hereby advised that such industry data, charts and statistics have not been prepared specifically for inclusion in these materials and Golden Ocean has not undertaken any independent investigation to confirm the accuracy or completeness of such information.

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Golden Ocean Group Limited ("Golden Ocean") and Knightsbridge Shipping Limited ("Knightsbridge"), Knightsbridge has filed relevant materials with the Securities and Exchange Commission (the "SEC"), including a registration statement of Knightsbridge on Form F-4, including Amendments No. 1, 2 and 3 thereto, containing a joint proxy statement of Golden Ocean and Knightsbridge that also constitutes a prospectus of Knightsbridge.  The registration statement has been declared effective by the SEC on February 25, 2015, and Golden Ocean and Knightsbridge commenced mailing the definitive joint proxy statement/prospectus to shareholders of Golden Ocean and Knightsbridge on or about February 26, 2015. INVESTORS AND SECURITY HOLDERS OF GOLDEN OCEAN AND KNIGHTSBRIDGE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with or furnished to the SEC by Knightsbridge through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Knightsbridge will be available free of charge on Knightsbridge's website at http://www.knightsbridgeshipping.com.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.

February 27th, 2015

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda

Questions should be directed to:
Herman Billung: CEO Golden Ocean Management AS
+47 22 01 73 41

Birgitte Ringstad Vartdal: CFO Golden Ocean Management AS
+47 22 01 73 53

Condensed Interim financial information

Fourth Quarter 2014

Index

Consolidated Comprehensive Income Statement for the periods ended December 31, 2014 and 2013

Consolidated Balance Sheet as at December 31, 2014 and December 31, 2013

Consolidated Cash Flow Statement for the periods ended December 31, 2014 and 2013

Consolidated Statement of Changes in Equity for the periods ended December 31, 2014 and 2013

Notes to Condensed Interim financial information

Golden Ocean Group Limited

Consolidated Balance Sheet

(in thousands of $)	Notes	2014 Dec 31 Unaudited	2013 Dec 31
ASSETS			
Non current assets			
Vessels and equipment	8	698 258	667 788
Vessels held under finance leases	9	56 535	130 795
Vessels under construction	10	42 398	16 144
Other long term receivables	12	9 189	8 588
Available-for-sale financial assets	16	9 164	16 916
Derivative financial instruments	15	2 093	2 735
Instalments on cancelled newbuildings		-	192 976
Investment in associates and Joint Ventures	13	10 481	17 419
Total non-current assets		828 118	1 053 361
Current assets			
Inventories		8 513	10 775
Trade and other receivables	12	21 554	25 495
Refundable installments on cancelled newbuildings	25	111 561	-
Restricted deposit	11	3 531	4 960
Cash and cash equivalents	11	106 147	93 881
Total current assets		251 306	135 110
Total assets		1 079 424	1 188 471
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the parent			
Share capital		44 731	44 726
Additional paid in capital		99 187	99 156
Other reserves		42 999	23 466
Retained earnings		282 059	453 434
		468 976	620 782
Non-controlling interests		-	1 108
Total Equity		468 976	621 890
Non-Current Liabilities			
Long term debt	17,18	396 957	362 805
Obligations under finance leases	19	55 288	110 416
Derivative financial instruments	15	2 106	-
Other long term liabilities		1 601	3 476
Total non-current liabilities		455 952	476 697
Current Liabilities			
Long-term debt - current portion	17	128 435	41 214
Obligations under finance leases – current portion	19	4 290	7 370
Amount due to related parties		1 180	1 216
Trade payables and other current liabilities	20	20 591	40 084
Total current liabilities		154 496	89 884
Total liabilities and shareholders' equity		1 079 424	1 188 471

See accompanying notes that are an integral part of these financial statements

Golden Ocean Group Limited

Consolidated Cash Flow Statement

(in thousands of $)

	Notes	2014 Jan-Dec Unaudited	2013 Jan-Dec Unaudited
OPERATING ACTIVITIES			
Profit (loss) for the period		(135 601)	84 492
Adjustments for:			
Share based payment		488	1 172
Stock options paid in cash		(54)	(40)
Gain on sale and impairment of available-for-sale financial assets		(4 126)	(339)
Share of (profit) loss from associates and Joint Ventures	13	(8 215)	(4 149)
Gain from refundable instalments for cancelled newbuildings		(19 458)	-
Interest expensed		22 624	10 280
Interest income		(1 134)	(1 096)
Depreciation	8,9	47 475	38 664
Impairment	8,9	183 300	-
Adjustment of financial lease obligation		(51 454)	-
Amortisation of deferred charges		1 304	638
Foreign currency gain (losses)		340	(521)
Imputed interest on other long term receivables		(601)	(562)
Net change in:			
Other long term receivables and liabilities		(302)	(302)
Amount due to related parties		(35)	(112)
Derivative financial instrument	15	9 131	(6 562)
Trade and other receivables	12	3 941	(10 818)
Inventories		2 262	(5 025)
Trade payables and other current liabilities	20	(18 642)	(5 005)
Net cash provided by operating activities		31 323	100 714
INVESTING ACTIVITIES			
Changes in restricted deposit		1 429	3 217
Interest received		1 134	1 096
Payments on vessels	8,1	(156 592)	(62 680)
Payment of business combination	8,14	(13 600)	-
Capitalised docking and periodic maintenance		(13 231)	(1 485)
Investment in financial assets-available- for sale		(136)	(10 000)
Investment in Joint Venture	13	-	(13 275)
Dividend received Joint Venture		-	1 252
Proceeds from cancelled newbuildings		103 569	-
Sale of available-for-sale financial assets		4 126	339
Net cash provided by (used in) investing activities		(73 301)	(81 536)
FINANCING ACTIVITIES			
Payment of financing charges		(3 685)	(1 709)
Payment of interest		(15 825)	(10 103)
Payment of interest swaps		(6 384)	(3 954)
Repayment of obligations under finance leases		(6 817)	(6 594)
Repayment of long term debt		(71 412)	(36 770)
Proceeds from long term debt		-	33 947
Proceeds from issue of new shares		36	-
Payment of dividends		(41 670)	(4 473)
Proceeds from Convertible bonds		200 000	-
Net cash (used in) provided by financing activities		54 243	(29 656)
Net change in cash and cash equivalents		12 266	(10 478)
Cash and cash equivalents at beginning of period		93 881	104 359
Cash and cash equivalents at end of period	11	106 147	93 881

1.	ACCOUNTING PRINCIPLES

The condensed interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. A full description of the accounting principles used in preparing the consolidated financial statements for Golden Ocean Group Ltd. is included in note 2 in the annual report for 2013. The annual consolidated financial statements are prepared in accordance with IFRS as approved by IASB. There have been no changes in the accounting principles in 2014 compared to 2013.

2.	ESTIMATES, JUDGEMENTS AND ASSUMPTIONS

Preparation of the interim financial statements in accordance with IFRS implies use of estimates, which are based on judgments and assumptions that affect the application of accounting principles and the reported amounts of assets, liabilities, revenues and expenses. Actual amounts might differ from such estimates. Other than in the case of the item described below, there were no significant changes to the estimates and judgments made in these interim financial statements compared to the previous annual financial statements.

Refundable installments on cancelled newbuildings
In the fourth quarter the Company succeeded in their appeal in High Court that Golden Ocean had the right to refund of interest for the two contracts where interest was not initially awarded. The value of the financial assets increased with $8.8 million in the forth quarter of 2014 principally due to this award. Total value of the financial assets is $111.6 for the six remaining contracts and it is expected that settlement will be mainly within the first quarter of 2015.

Impairment
Management tested all vessels for impairment at the end of the fourth quarter in 2014 due to identified indicators (decrease in newbuilding prices, second hand values and spot and forward rates). Several of the vessels had recoverable amount below the carrying amount. The impairment test has been carried out based on the same model as in previous years. The Company has recorded impairment on Vessels and equipment of $116.6 million in the quarter. For Vessels under finance leases the Company recorded an impairment of $66.7 million, mainly due to early redelivery of Golden Heiwa and Ocean Minerva with a total impairment of $57.3million in addition to impairment on Golden Lyderhorn.

Based on the same model for WACC and the current values for the different parameters, the Company calculated a WACC of 7.41% for the end of 2014 (q1 - 2013: 6.92%). The WACC has increased from q1-2013 due to higher levels for interest rates and the higher volatility for dry bulk stocks relative to the overall equity market, increasing the beta for the dry bulk peers. If the estimated cost of capital (WACC) used in the valuation model had been 1% higher, ceteris paribus, than management's estimate above, the Group would have recognised a higher net impairment of $0.4 million in the fourth quarter. If the forward market had been 10 % lower, ceteris paribus, the Group would have recognised a higher impairment loss of $4.6 million in the fourth quarter. If the broker values had dropped by 10%, ceteris paribus, the Group would have recognised a higher impairment loss of $52.4 million. If the WACC had been 8.41%, and the forward market rates and the broker values had decreased by 10%, the impairment would have increased by $59.5 million in the fourth quarter. The Group applies a growth rate of 4% in the terminal period between 8-25 years, mainly based on expected growth from the Chinese market. Using a 1% lower growth rate of 3% would not have any effect of the total impairment recorded in q4, all other parameters held constant (2013:$nil).

3.	OTHER REVENUE

Other revenue of $5.3 million in the second quarter of 2014 is related to compensation for a default on a charter contract. Other revenues of $ 30.0 million in second quarter 2013 relates to a settlement from a 2010 claim from a Company for non-performance of a long term charter party.

4.	OTHER GAINS (LOSSES) NET

The refundable installments on cancelled newbuildings have been reclassified from a non – financial asset to a financial asset based on the outcome of the arbitration in the second quarter. The asset has been measured at fair value when initially recognised in the second quarter and thereafter measured at amortised cost. There has been recognised a total net gain of $13.5 million for the period January 2014 to December 2014 on the remaining refundable installmets. Furthermore the company has received final settlement of three contracts during 2014 resulting in a gain of $5.9 million.

5.	IMPAIRMENT OF VESSELS, FINANCIAL LEASE VESSELS

The Group has booked impairment of $183.3 million for the quarter (2013; nil). The Company booked a net impairment expense of $116.6 million for Vessels and $66.7 million for Vessels held under finance lease.

During the fourth quarter of 2014 current spot and forward rates, as well as broker values, dropped, indicating that that the carrying amount of the vessels and vessels under construction may not be recoverable. The recoverable amount of the assets was estimated in order to determine whether any impairment charges would be required in relation to the current book values.

The recoverable amount is the higher of the fair value of the asset less costs to sell, and its value in use. To estimate the fair value of the vessels, valuations from three independent brokers are collected. The broker valuations are prepared on a charter free basis and do not take into account the value of the long-term charters that the Group has entered into for some of the vessels. The mark-to-market value of the charter contract is added to the broker value to find the fair value of the asset. The mark-to-market value of the charter contract is calculated as the net present value of the charter hire rate less the forward market, multiplied by the number of days the charter is running.

When determining the value in use, estimated future cash flow is discounted using a WACC rate over the remaining useful life of the vessels. The estimated cash flows are based on the agreed charter rate for fixed periods for vessels with contracts in place and on the forward market revenues for open periods and vessels without a fixed contract, less an estimate of operating expenses.  Revenue on open periods and for vessels without a fixed contract is estimated by the Group based on the forward freight curve for minimum five next years and then an estimate development  for the remaining life. The underlying assumptions for the estimated revenues are applied consistently for estimating related expense. The Weighted Average Cost of Capital (WACC) is calculated as Debt Ratio * (risk free interest rate + loan margin) + Equity Ratio * (risk free interest rate + Beta * Risk Premium)

The book values exceeded the recoverable amount for most of the vessels. The broker values exceeded the value in use at the measurement date for most of the Vessels and were mainly used as the recoverable amount. The company recognised an impairment loss to the extent that the carrying amount exceeded the broker value amount for most of the vessels and the value in use for a few vessels.

During the fourth quarter of 2014 the Company decided not to extend the optional periods on the vessels Ocean Minerva and Golden Heiwa and the vessels will be redelivered to owners during January and February 2015 respectively. As a consequence the Company has revalued the finance lease asset and taken impairment on the asset value of these two assets in the fourth quarter.

The impairment expense recognised in the quarter related to the individual vessels as specified in the table below.

(in thousands of $)	2014	2013
Impairment per CGU		
Owned vessels		
Golden Feng	5 900	–
Golden Shui	7 900	–
Golden Beijing	8 150	–
Golden Zhoushan	5 200	–
Golden Magnum	5 750	–
Golden Eminence	8 200	–
Golden Enterprise	8 000	–
Golden Daisy	6 450	–
Golden Ginger	6 200	–
Golden Rose	6 300	–
Golden Saguenay	7 700	–
Golden Opportunity	9 900	–
Golden Ice	11 100	–
Golden Strenght	9 800	–
Golden Suek	5 750	–
Golden Brilliant	3 000	–
Other Vessel	1 300	
Vessels on financial lease		
Golden Heiwa	28 600	–
Ocean Minerva	28 700	–
Golden Lyderhorn	9 400	–
Total impairment	183 300	–

6.	INTEREST EXPENSE

7.	OTHER FINANCIAL ITEMS

Total interest rate swap loss in the fourth quarter was $3.0 million compared to a gain of $0.7 million same quarter previous year. Total interest rate swap loss for the period from January to December 2014 was $7.4 million compared to a gain of $6.2 million for the same period previous year. The Company sold 67,357 shares in Korea Line Corporation in the fourth quarter. A related gain of $1.6 million is reported as other financial items. In total the Company has sold 170,042 Korea Line shares and booked a gain of $4.1 million for the period January 2014 to December 2014

8.	VESSELS AND EQUIPMENT

9.	VESSELS HELD UNDER FINANCE LEASES

Vessels held under finance lease are depreciated on the same basis as owned vessels. During the fourth quarter of 2014 the Company decided not to extend the optional periods on the vessels Ocean Minerva and Golden Heiwa and the vessels will be redelivered to owners during January and February 2015 respectively. As a consequence the Company has revalued the finance lease asset and taken impairment on the asset value of these two assets in the fourth quarter.

10.	VESSELS UNDER CONSTRUCTION

Additions include instalments, interest and supervision on newbuildings.

11.	CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSIT

12.	TRADE AND OTHER RECEIVABLES

13.	INVESTMENT IN ASSOCIATED COMPANIES AND JOINT VENTURES

The figures reflect the Group's investment in the above companies.

The tables above reflect the total assets and liability for the Group's JV/associated companies.

The Group bought the remaining 50% of Golden Magnum Inc. in the first quarter of 2014 and it is now considered as a fully owned subsidiary where all assets and liability are consolidated into the Group's financial statement.

14.	ACQUISITIONS

During March 2014, the Company acquired the 50% outstanding shares in Golden Magnum Inc. for $ 13.6 million from the other joint venture partner. The acquisition resulted in a holding gain on the existing 50% share of 6.2 million, which has been included in other gains in profit and loss in the first quarter of 2014.

The shares were acquired by $13.6 million in cash which is also considered to be the fair value of the consideration.

The fair value of the assets and liabilities in Golden Magnum Inc. were as follows at the acquisition date.

The investment was transferred from investment in joint ventures to investments in subsidiaries as a wholly owned subsidiary and consolidated from the same date.

Since the acquisition date the Group has included $ 8.0 million in revenues and $ 0.7 million in profit and loss for the period ended December 31, 2014.  Had the acquisition occurred as of the beginning of the year, the revenue reported for the combined entity would have been $1.3 million higher with a $0.4 million decrease in loss.

15.	DERIVATIVE FINANCIAL INSTRUMENTS

16.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

17.	LONG – TERM DEBT

All debt is secured by mortgages over sailing vessels and vessels under construction.

All debt related to the cancelled newbuildings has been classified as short term debt as it falls due following the final arbitration award. Two facilities expire within one year from the balance sheet date and the total loan amount ($83.6 million) is classified as short term debt. These loans are refinanced in the first quarter of 2015 and will be classified as long term debt next quarter.

All debt is denominated in US Dollars and the bank debt has an interest rate at LIBOR plus a fixed margin of an average of 2.70 percent. The interest rate is mainly repriced on a monthly basis, while some facilities are repriced on a quarterly basis. The Convertible bond debt ($ 200 million) has a fixed coupon of 3.07% p.a.

18.	CONVERTIBLE BOND

During January 2014 the company issued a $ 200 million 3.07% senior unsecured convertible bonds due 2019, with a conversion price of $ 2.86.  The bond was separated into a liability and equity component upon initial recognition of the instrument.  $ 171.4 million is estimated to be the fair value of the liability component and is recorded as the initial carrying amount of the liability. The residual value of $ 28.1 million is recognised as an equity component.

The fair value of the convertible bonds is based on market prices on OTC market in Oslo at December 31, 2014. The fair values are within level 2 of the fair value hierarchy.

19.	OBLIGATIONS UNDER FINANCE LEASE

The Group has recorded finance leases on two vessels at December 31, 2014 (and four 2013).The Group has purchase options and the exercise price of the option changes based upon the date the option is exercised.

During the fourth quarter of 2014 the Company decided not to extend the optional periods on the vessels Ocean Minerva and Golden Heiwa and the vessels has been redelivered to owners during January and February 2015 respectively. As a consequence the Company has revalued the finance lease obligation and removed the future liability on these two assets in the fourth quarter.

The table below lays out the approximate latest exercisable dates and purchase option amounts based on the date the purchase options are calculated to be exercisable, and the first lease renewal date.

All lease payments are denominated in US Dollars. The Group's finance lease obligations are secured by the lessor's title to the leased assets.

20.	TRADE PAYABLES AND OTHER CURRENT LIABILITIES

Deferred revenue relates to time charter revenue received in advance for future periods.

21.	CAPITAL COMMITMENTS

The Company has a newbuilding program of eight Supramax vessels. Five of the vessels are expected to be delivered during first half of 2015 while the remaining three are expected to be delivered during first half of 2016.

22.	OPERATING LEASES

Rental expense
The future minimum rental payments under the Group's non-cancellable operating leases as of December 31, 2014 are as follows:

Total rental expense for the fourth quarter of 2014 for operating leases was $7.4 million (fourth quarter 2013: $15.3 million). Total rental expense for the period from January to December 2014 was $43.3 million (same period 2013: $57.7 million)

Rental income
The minimum future revenue payments (including owned vessels) to be received under the Group's non-cancellable operating leases as of December 31, 2014 are as follows:

Total rental income from operating leases was $52.3 million in the fourth quarter of 2014 (fourth quarter 2013: $69.5 million). Total rental income for the period from January to December 2014 was $246.0 million (same period 2013: $276.5 million).

23.	FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Financial Risk
Through its activities the Group is exposed to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk.  The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance.  The Group makes use of derivative financial instruments such as foreign exchange forward contracts and interest rate swaps to moderate certain risk exposures.

Fair value estimation

The following table presents the Group's assets and liabilities that are measured at fair value at December 31, 2014:

Level 1 is the fair value of financial instruments traded in active markets based on quoted market prices at the balance sheet date. Level 2 is defined as inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices). The fair value of financial instruments that are not traded in an active (for example, over the counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Valuation techniques used to derive Level 2 fair values.
Level 2 trading and hedging derivatives comprise forward foreign exchange contracts and interest rate swaps. Fair value of interest rates are set by the bank by using the discounted value of each contract where they use the forward curve for the relevant remaining period as benchmark towards the fixed rates.
The values of the units in available-for-sale financial assets are set to market value at the end of the relevant period when the company is listed on the OTC market in Oslo (less liquid than in level 1 requirement).

All open positions on Fuel Derivatives are benchmarked by the banks (our counterpart) against the relevant forward curve for the relevant products and periods that are open.

Fair value of financial assets and liabilities measured at amortised cost.
The fair value of borrowings, trade and other receivables, other current financial assets, cash and cash equivalents (excluding bank overdrafts), and trade and other payables approximate their carrying amount.

24.	SHARE BASED PAYMENTS

Total outstanding share options relates to the program issued in 2012 (4,155,000 options outstanding) that will expire in October 2017.

25.	REFUNDABLE INSTALMENTS

The Company has cancelled nine newbuilding contracts from Zhoushan Jinhaiwan Shipyard Co. Ltd. Five newbuilding contracts were cancelled in 2013 and four in 2012.

In the second quarter of 2014 the Company received awards for all cancelled newbuildings. The newbuilding contracts were from that point considered to be a receivable. For two out of seven contracts the Company was not initially awarded interest, but appealed to High Court in London, and in the fourth quarter the Company obtained a favorable award on the interest. The receivables due include interest on these two contracts . The gain from refundable instalments on cancelled newbuildings increased by $8.8 million in the fourth quarter due to this award.

26.	SUBSEQUENT EVENTS

The Company took in January and February 2015 delivery of the three first Supramax vessels to the owned fleet;   two Supramax vessels from Japan Marine United Corporation ("JMU"), named Golden Cecilie and Golden Cathrine, and one Supramax vessel from Chengxi, named Golden Aries.

In connection with the cancellation of the newbuilding construction contracts with Jinhaiwan, the Company has received refund on four of the remaining six contracts in the first quarter of 2015. In total the Company has received $72 million in the first quarter of 2015, covering instalments and interest and has paid down debt of $9.6 million.

In December 2014, Golden Ocean signed a loan agreement with six banks for $284 million, for the financing of 19 vessels. As of the date of this report, financing has been drawn on 16 of these 19 vessels and the outstanding commitment is $45 million.

GOLDEN OCEAN™

Results Q4 - 2014

February 27, 2015

Agenda

- Highlights
- Financials
- Operations
- Macro Update
- Q&A

Highlights

GOLDEN OCEAN

- **GOGL results Q4 2014**
  - EBITDA: $69.7 million
  - Loss: $135.1 million
  - Loss per share: $0.30
  - While the net voyage result is up since Q3, non-cash impairment of $183.3 million and reversal of lease obligation of $51.5 million impact the result significantly

- **GOGL entered into a plan of merger and agreed to merge with Knightsbridge Shipping Limited in October 2014, expected to close end March 2015 subject to shareholders approval**
- **Obtained final awards including interest against Jinhaiwan, received $72 million in Q1 2015**
- **Concluded financing of 19 vessels at attractive terms**

Operating revenues
EBITDA
Net profit
150,0
100,0
50,0
0,0
-50,0
-100,0
-150,0
54,4
20,6
6,8
104,7
49,5
43,5
78,8
31,9
16,1
71,0
32,0
18,1
74,2
28,7
10,1
72,8
23,2
1,0
53,4
7,2
-11,6
53,0
69,7
-135,1
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014

GOLDEN OCEAN™

Financials

Birgitte Ringstad Vartdal, CFO Golden Ocean Management AS

Profit & Loss

GOLDEN OCEAN

Key figures:

(in thousands of $)	2014 Oct-Dec	2014 Jul-Sep
Operating revenue	**53 020**	**53 442**
Vessel voyage expenses	-14 191	-17 679
Vessel operating expenses	-14 700	-15 359
Charter hire expenses	-7 378	-4 949
Administrative expenses	-3 410	-2 882
Depreciation and amortisation	-12 429	-12 528
Impairment	-183 300	0
Other gain/ (losses net)	56 384	-5 399
Operating profit	**-126 004**	**-5 354**
Interest income	315	224
Interest expense	-7 723	-8 263
Interest swap	-2 984	691
Other financial items	1 415	1 104
Taxation	-82	-40
Profit for the period	**-135 063**	**-11 638**
Profit attributable to:		
Owners of the parent	-135 063	-11 441
Non-controlling interest	0	-197
Profit for the period	**-135 063**	**-11 638**

- Net voyage results up by ~$1.5 million
- Impairment related to vessels and vessels held on financial lease
- Reversal of lease obligation
- Profit from sale of KLC shares (previously under OCI)

Balance Sheet

GOLDEN OCEAN™

(in thousands of $)	2014 Dec 31	2013 Dec 31
ASSETS		
Vessels and equipment, net	698 360	667 788
Vessels held under finance leases, net	56 433	130 795
Vessels under construction	42 398	16 144
Instalments on cancelled newbuildings	-	192 976
Investment in Joint Venture	10 481	17 419
Derivative instrument receivable amounts	2 093	2 735
Avaiable-for-sale financial assets	9 164	16 916
Other assets	9 189	8 588
Total non-current assets	828 118	1 053 360
Cash and cash equivalents	109 678	98 841
Trade receivables and other current assets	30 067	36 270
Refund receivables of cancellations of newbuildings	111 561	-
Total current assets	251 306	135 111
Total assets	1 079 424	1 188 471
EQUITY AND LIABILITIES		
Equity attributable to equity holders of the parent		
Share capital	44 731	44 726
Additional paid in capital	99 187	99 156
Other reserves	42 999	23 466
Retained earnings	282 059	453 434
Non-controlling interest	-	1 108
Total Equity	468 976	621 890
Long term debt	396 957	362 805
Obligations under finance leases	55 288	110 416
Other long term liabilities	3 707	1 903
Total non-current liabilities	455 952	475 124
Current Liabilities		
Long-term debt - current portion	128 435	41 214
Obligations under finance leases – current portion	4 290	7 370
Other current liabilities	21 771	42 873
Total current liabilities	154 496	91 457
Total liabilities and shareholders' equity	1 079 424	1 188 471

- Vessels and vessels held under financial lease reduced due to impairment and redelivery
- Receivable increased with interest awarded in Q4 2014 of $8.8 million
- Lease obligations reduced due to redeliveries
- Increased short term debt due to two facilities that expire during 2015, these are refinanced in January 2015

Equity ratio ~ 43.5 %

GOLDEN OCEAN™

Operations

Birgitte Ringstad Vartdal, CFO Golden Ocean Management AS

Proposed merger with Knightsbridge Shipping Limited

GOLDEN OCEAN™

- Announced the proposed merger with Knighstbridge Shipping Limited («Knightsbridge») on October 7, 2014 where Knightsbridge will issue 61.5 million shares to shareholders in Golden Ocean, each share of Golden Ocean will have the right to receive 0.13749 shares in Knightsbridge

- Current status:
  - Knightsbridge applied for secondary listing on OSE on February 23, 2015
  - F4 registration statement declared effective on February 25, 2015
  - GOGL will be delisted from the Singapore Stock Exchange on March 20, 2015
  - Both companies have called Special General Meetings on March 26, 2015
  - Subject to approval of the merger from the shareholders, the merger is expected to be closed end of March 2015

Corporate transactions

- The Company has concluded a financing of 19 vessels with a total commitment of $284 million in December 2014
  - Refinancing of 10 vessels in four facilities
  - Financing of four vessels which was unfinanced prior
  - Five supramax newbuildings including the three delivered in q1 15

- The Company has repurchased the shares in Golden Ocean Trading Limited from the employees during the fourth quarter of 2014

Jinhaiwan situation

- **Legal proceedings coming to an end**
  - Court ordered repayment of installments and interest on the last four contracts
  - Golden Ocean has been awarded installments and interest on all nine contracts through this process
  - Repayment received on 4 contracts so far in q1 2015
  - Demand sent on remaining two contracts, $40 million outstanding

MUSD	Instalment	Interest accrued as per awards	Debt	Net cash	Booked PnL in Q4-14	Book Value end Q4-14
Received Q2-14	45.8	10.4	20.4	35.8		
Received Q3-14	38.65	8.7	13.2	34.15		
Received Q1-15	59.2	12.8	9.6	62.4	8.8	111.6
Remaining	31.5	8.5	0	40.0		
Total	175.15	40.4	43.2	172.35

Vessels: Deliveries and charters

- Three Supramax vessels delivered to the Company so far in the first quarter: Golden Cecilie, Golden Cathrine and Golden Aries
- The Company redelivered Ocean Minerva and Golden Heiwa in January and February 2015, respectively
- In February 2015 the 58.000 dwt Japanese built Supramax Golden Hawk was delivered to the Company on a seven year Time Charter contract with three optional years and purchase option.
- In February 2015, Capesize Chartering Ltd was established as a joint venture between five owners to combine and coordinate chartering services

Open positions on sailing vessels

GOLDEN OCEAN™

Capesize exposure - Sailing vessels Core Fleet *

	2015	2016	2017
Total vessel days	2 231	2 642	2 635
Open vessel days	2 166	2 638	2 635
Open position (%)	97 %	100 %	100 %
Average net rate on fixed days	na	na	na
No of vessels	8	8	8

Panamax exposure - Sailing vessels Core Fleet

	2015	2016	2017
Total vessel days	6 305	7 153	6 903
Open vessel days	4 050	5 078	5 285
Open position (%)	64 %	71 %	77 %
Average net rate on fixed days	15 581	21 060	22 152
No of vessels	21	20	19

Supramax exposure - Sailing vessels Core Fleet

	2015	2016	2017
Total vessel days	1 350	1 599	1 595
Open vessel days	1 170	1 599	1 595
Open position (%)	87 %	100 %	100 %
Average net rate on fixed days	na	na	na
No of vessels	4	4	4

* Golden Opus included with 50%

Newbuildings: Delivery schedule supramax vessels

Yard	Vessels	Contracted out	Open	Delivery
Chengxi (China)	5	0	5	Q1-Q2/2015 Q1-Q2/2016

CAPEX, Million USD
70
60
50
40
30
20
10
0
Paid per Q4-14
Paid so far Q1-15
Rem 2015
2 016
Delivered to date
Undelivered

- Paid four instalments in Q4
- Taken delivery of three vessels so far Q1-15
  - Two from JMU
  - One from Chengxi
- Expect to take delivery of the second from Chengxi at the end of March
- Current newbuilding program consists of 5 Supramaxes
- Newbuildings with delivery in 2015 financed in Q4-14
- Newbuildings with delivery in 2016 will be financed closer to delivery

Vessel operating expenses

GOLDEN OCEAN™

6 000
5 500
5 000
4 500
4 000
3 500
3 000
5 250
5 500
5 400
5 550
5 350
5 500
5 300
5 700
5325
5550
5 300
5 450
5 300
5 375
Q4-14
Q3-14
Q2-14
Q1-14
2014
2013
2012
Panamax
Cape

- Based on 20 Panamax/Kamsarmax and 7 Capesize vessels
- Seven vessels was drydocked during 2014. Drydock cost not included in above Opex numbers

GOLDEN OCEAN™

Macro Update

Herman Billung, CEO Golden Ocean Management AS

Dry bulk freight rates lowest since 1986

GOLDEN OCEAN

Earnings are hitting 30-year-low levels

14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Baltic Dry Index
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
2015

- Freight rates for dry bulk carriers are falling to 30-year-low levels
- The Baltic Dry Index (BDI) has decreased to <600 on the BDI scale
- The BDI is the lowest since 1986, the worst year in modern history

Source: Pareto Securities, Equity Research

Dry Bulk trade growth 2014 vs 2013

GOLDEN OCEAN

	World	China
2013	268 mtons (+ 7.4%)	164 mill tons (+12.4%)
2014	146 mtons (+ 3.7%)	29 mill tons (+ 2.1 %)

2014 vs 2013 – mill tons

India	34
Emerg Asia	27
USA	12
M.East	10
Africa	7
Europe (incl Turkey)	7
L.America	10
Other	10

Source: RS Platou Economic Research

China steel market slowing

GOLDEN OCEAN

Production vs consumption of steel

Mill tons
80,0
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
07.1
08.1
09.1
10.1
11.1
12.1
13.1
14.1
Imports
Exports
Production
Apparent consumption

Underlying growth in domestic steel demand

Percent yoy
Domestic steel consumption:
2014 vs 2013: - 3.4 %
60
50
40
30
20
10
0
-10
-20
08.1
09.1
10.1
11.1
12.1
13.1
14.1

Source: RS Platou Economic Research

China has become a net exporter of steel products

GOLDEN OCEAN

Production of steel by major producers

Million metric tonnes
Other Asia
Japan
Europe
China
1,600
1,400
1,200
1,000
800
600
400
200
0
1q 99
1q 00
1q 01
1q 02
1q 03
1q 04
1q 05
1q 06
1q 07
1q 08
1q 09
1q 10
1q 11
1q 12
1q 13
1q 14
1q 15
1q 16

China changed from being a net importer to exporter

100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Million tons
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
Exports
Imports

- **China's apparent crude steel demand fell by 3.4% in 2014** to 738.3 million tons, according to CISA
- **Chinese steel production increased by 0.9%** y-o-y in 2014 to 822.7 million tons, according to official Chinese data
- **Decline in domestic demand has been masked by a strong rise in exports** reaching 93.8 million tons, govt. data show
- **However, tax rebates for exports of steel products including boron have been cancelled**, leading to price reductions

Source: Pareto Securities, Equity Research

International iron ore prices collapsing

GOLDEN OCEAN™

Collapsing international prices for iron ore

180
160
140
120
100
80
60
40
20
0
USD per ton
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2013
2014
2015

- International iron ore prices are collapsing to the lowest level in more than five years
- Until late last year, Chinese iron ore production continued to increase, but the sharp reduction in prices has put a damper on output
- **We reckon that a quarter of the Chinese iron ore production capacity will be shut down in the course of 2015 and 2016**
- **Will be substituted for entirely by more imports from Australia and Brazil**

Source: Pareto Securities, Equity Research

Lower Chinese iron ore production offset by more imports

Shutdown of Chinese iron ore production offset by more imports

1200.0
1000.0
800.0
600.0
400.0
200.0
0.0
Mill. tons
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
2008
2009
2010
2011
2012
2013
2014
2015
2016
China iron ore production (62% Fe)
China iron ore imports
Domestic production vs. Imports (rhs)

- We expect that Chinese iron ore production will reduce by about 50 million tons in both 2015 and 2016 on an international iron (Fe) 62% basis
- **The reduction in Chinese iron ore production of 100 million tons over 2015-'16 will create an additional import demand by Chinese steel mills**
- **Growing steel production of 1% p.a. over the 2015'16 period will underpin extra import requirements to the Chinese mainland**

Source: Pareto Securities, Equity Research

Iron ore production forecasts, major mining companies

Production is shown in calendar years

		2013	2014	2015	2016
Rio Tinto	mtpa	241	303	330	330
BHP	mtpa	186	220	225	241
Fortescue	mtpa	95	149	155	155
Roy Hill	mtpa	0	0	30	55
Vale	mtpa	305	327	340	376
Growth	%	11%	21%	8%	7%

Graphical illustration, iron ore output

Mill. tons per annum
1200
1000
800
600
400
200
0
2013
2014
2015
2016
Vale
Roy Hill
Fortescue
BHP
Rio Tinto

- The Australian mining companies, including Rio Tinto and BHP Billiton as well as the FMG Group, increased production and exports substantially in 2014
- **Going forward, we envision that Vale will stage a comeback in 2015, drawing on superior iron ore quality, low production costs and reduced bunker prices**

Source: Pareto Securities, Equity Research

Vale has the lowest breakeven levels in the industry

GOLDEN OCEAN

Breakeven levels iron ore producers, including freight

Iron ore price USD per ton
70
60
50
40
30
20
10
0
39
42
43
57
61
64
Vale
BHP Billiton
Rio Tinto
Fortescue Metals
BC Iron
Atlas Iron
Breakeven CFR62 price
CFR, USD 65/t equivalent

- Brazilian iron ore producer Vale has the lowest breakeven levels in the industry, including freight
- We believe that vale will be able to regain market share against the Australian competitors Rio Tinto and BHP Billiton for the all-important Chinese market
- The more aggressive stance by Vale will change the trade patterns in favor of longer freight distances, requiring more Capesize tonnage, thus boosting ton-mile demand

Source: Pareto Securities, Equity Research

FX and coal mining

Russia
RUB/t
USD/RUB
4800
4400
4000
3600
3200
2800
2400
85
75
65
55
45
35
05.nov
19.nov
03.des
17.des
31.des
14.jan
28.jan
FOB Russia
USD/RUB

Indonesia
1000 IDR/t
1000 USD/IDR
850
830
810
790
770
750
730
13.00
12.70
12.40
12.10
11.80
05.nov
19.nov
03.des
17.des
31.des
14.jan
28.jan
FOB Indonesia
USD/IDR

Colombia
1000 COP/t
USD/COP
170
160
150
140
130
120
110
100
2500
2400
2300
2200
2100
2000
1900
1800
05.nov
19.nov
03.des
17.des
31.des
14.jan
28.jan
FOB Colombia
USD/COP

Australia
AUD/t
USD/AUD
80
78
76
74
72
70
68
1.30
1.25
1.20
1.15
1.10
1.05
05.nov
19.nov
03.des
17.des
31.des
14.jan
28.jan
FOB Newcastle
USD/AUD

Source: NENA

FX and coal consumption

China
CNY/t
USD/CNY
440
420
400
380
360
340
6.30
6.26
6.22
6.18
6.14
6.10
05-nov
19-nov
03-des
17-des
31-des
14-jan
28-jan
CFR China
USD/CNY

India
INR/t
USD/INR
5400
5200
5000
4800
4600
4400
4200
4000
66
65
64
63
62
61
60
59
58
05-nov
19-nov
03-des
17-des
31-des
14-jan
28-jan
CIF India
USD/INR

Europe
EUR/t
USD/EUR
62
60
58
56
54
52
50
48
46
44
0.90
0.88
0.86
0.84
0.82
0.80
0.78
0.76
05.nov
19.nov
03.des
17.des
31.des
14.jan
28.jan
CIF ARA
USD/EUR

- Weakening Euro versus dollar still a negative driver to dollar-based CIF ARA prices
- Russian Ruble continue weakening at 67/68 RUB/USD, supports coal exports
- Indian Rupee appreciates further, positive driver to India's coal import demand
- Australian Dollar weakens further, positive driver for Australian exports
- Chinese Yuan weakening vs US dollar, negative driver for import demand, positive for domestic supply

Source: NENA

China power balance, Capacity growth

GOLDEN OCEAN

GW
70
60
50
40
30
20
10
0
Hydro 2020 – 420 GW (?)
Nuc 2020 – 80 GW (?)
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Hydro
Nuclear
Wind
Solar
Bio

Source: NENA

China power balance, Energy growth

GOLDEN OCEAN™

TWh
180
160
140
120
100
80
60
40
20
0
2015
2016
2017
2018
2019
2020
Hydro
Nuclear
Wind
Solar
Bio

- 4% growth in total power demand
  - 220 TWh/y
  - 60-190 TWh thermal
  - Nuc and Hydro uncertain!
- Demand growth uncertain
  - Δ1% = Δ50 TWh
- Weather impact huge (on the margin)
  - Hydropower and temp.related consumption

Source: NENA

India will become a larger coal importer….

GOLDEN OCEAN™

The Indian coal market

Mill tons/year
1200
1000
800
600
400
200
0
90
91
92
93
94
95
96
97
98
99
2000
01
02
03
04
05
06
07
08
09
10
11
12
13
14
15
16
17
Production
Consumption
Import

Source: RS Platou Economic Research

New bauxite supplies to China

Chinese bauxite supplies vs bauxite consumption (historic and planned)
Million tonnes
180
160
140
120
100
80
60
40
20
0
2010
2011
2012
2013
2014
2015
2016
2017
2018
Time
West Africa's and Australia's increased production
Indonesian export ban
Stocking reserves
Malasyia new supply
Total supplies
Bauxite domestic
Bauxite imports
Bauxite consumption

Source: RS Platou Economic Research

Bulk carriers: Existing fleet and order book per end January 2015

GOLDEN OCEAN™

Bulk carriers	Existing fleet	On order	Del. YTD	Rest 2015	2016	2017	2018+	Share of fleet
Handysize								
10-14,999 dwt	2.8	0.1	0.0	0.0	0.0	0.0	0.0	2.0%
15-19,999 dwt	4.9	0.1	0.0	0.1	0.0	0.0	0.0	2.3%
20-29,999 dwt	29.6	0.5	0.0	0.5	0.0	0.0	0.0	1.7%
30-39,999 dwt	51.1	13.4	0.7	7.3	4.7	1.3	0.1	26.2%
Total	88.4	14.0	0.8	7.9	4.7	1.3	0.1	15.9%
Handymax/Supramax								
40-52,999 dwt	53.7	2.1	0.0	1.3	0.7	0.1	0.0	4.0%
53-64,999 dwt (blt > 1999)	109.1	35.5	2.0	18.5	13.7	3.2	0.2	32.5%
Total	162.7	37.6	2.1	19.8	14.4	3.3	0.2	23.1%
Total	251.1	51.6	2.9	27.6	19.1	4.6	0.3	20.6%
Panamax/Kamsarmax								
65-84,999 dwt**	155.1	27.8	1.2	13.7	9.9	4.0	0.2	17.9%
Post-Panamax								
85-119,999 dwt	50.6	1.9	0.2	1.2	0.6	0.1	0.1	3.8%
Capesize								
120,000 dwt +	297.6	61.1	3.6	24.3	28.9	7.7	0.3	20.5%
Grand total	**754.5**	**142.5**	**7.8**	**66.8**	**58.5**	**16.4**	**0.8**	**18.9%**
No. of vessels	10,204	1,685	90.0	860	641	174	10	16.5%

** Includes 60,000 - 64,999 dwt built year 2000 and before

Source: RS Platou Economic Research

Dry Bulk fleet trend…

GOLDEN OCEAN

Deliveries, additional orders and estimated scrapping

Mill dwt
% fleet chge
120
100
80
60
40
20
0
-20
-40
16
14
12
10
8
6
4
2
0
-2
-4
2000
01
02
03
04
05
06
07
08
09
10
11
12
13
14
15
16
17
Deliveries
Scrapping
Net fleet growth in % (rhs)

Source: RS Platou Economic Research

Dry bulk demand forecast, volumes and ton-mile

Seaborne requirements for dry bulk commodities and ton-mile demand

Volumes, million metric tonnes
Demand, million dwt
6,000
5,000
4,000
3,000
2,000
1,000
0
800
700
600
500
400
300
200
100
0
Other
Alumina/Bauxite
Phosrock
Steel products
Grain
Steam coal
Met coal
Iron ore
Ton-mile (right)
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

- We expect shipments of dry bulk commodities to increase by 4.5% per annum to 2016 on a CAGR-basis
- Ton-mile demand for bulk carriers will be growing faster at 6.1% p.a. because of longer freight distances
- More shipments of iron ore from Brazil to China will keep tonnage demand relatively high to volumes

Source: Pareto Securities, Equity Research

Vessel capacity utilization rate

Vessel capacity utilization rate, bulk carriers

Demand, supply mill. dwt
Vessel capacity utilization
900
800
700
600
500
400
300
200
100
0
100.0%
95.0%
90.0%
85.0%
80.0%
75.0%
1q 00 1q 01 1q 02 1q 03 1q 04 1q 05 1q 06 1q 07 1q 08 1q 09 1q 10 1q 11 1q 12 1q 13 1q 14 1q 15 1q 16
Demand
Supply
Utilization (right)

- We expect dry bulk vessel capacity utilization rate to improve moderately during the next two years
- However, the tonnage balance is not yet normalized for freight rates to rise exponentially
- More ton-mile demand will increase vessel chartering without shipowning companies being able to command big raises in freight rates because of ample supply of tonnage

Source: Pareto Securities, Equity Research

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Golden Ocean Group Limited ("Golden Ocean") and Knightsbridge Shipping Limited ("Knightsbridge"), Knightsbridge has filed relevant materials with the Securities and Exchange Commission (the "SEC"), and a registration statement of Knightsbridge on Form F-4 (File No. 333-200319), including Amendments No. 1 and 2 thereto, containing a preliminary joint proxy statement of Golden Ocean and Knightsbridge that also constitutes a preliminary prospectus of Knightsbridge.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Knightsbridge and Golden Ocean.  INVESTORS AND SECURITY HOLDERS OF GOLDEN OCEAN AND KNIGHTSBRIDGE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with or furnished to the SEC by Knightsbridge through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Knightsbridge will be available free of charge on Knightsbridge's website at http://www.knightsbridgeshipping.com.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.

Forward-Looking Statements
Matters discussed in these press releases may constitute forward-looking statements.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
Words, such as, but not limited to "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
Forward-looking statements include, without limitation, statements regarding:
• The effectuation of the transaction between Knightsbridge and Golden Ocean;
• The delivery to and operation of assets by Knightsbridge;
• Knightsbridge's and Golden Ocean's future operating or financial results;
• Future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; and
• Dry bulk market trends, including charter rates and factors affecting vessel supply and demand.

The forward-looking statements in these press releases are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination of historical operating trends, data contained in records and other data available from third parties. Although Golden Ocean believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Golden Ocean, Golden Ocean cannot assure you that they, or the Combined Company, will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward-looking statements, including the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Combined Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Combined Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  The information set forth herein speaks only as of the date hereof, and Golden Ocean disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.